

SECURI' ISSION

07001504

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL
RECEIVED
PROCESSING
FEB 2 6 2007

SEC FILE NUMBER
8-~~50918~~ 50356

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Franklin Ross, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

4372 Province Line Road
(No. and Street)

Princeton	New Jersey	08540
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Fischer — (609) 279-9111 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual state last, first, middle name*)

805 Third Avenue	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 0 6 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

OATH OR AFFIRMATION

I, **Kevin Herridge**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Franklin Ross, Inc.**, as of **December 31, 2006** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Karen Z. Fischer
Commission # DD610800
Expires: NOV. 17, 2010
BONDED THRU ATLANTIC BONDING CO., INC.



Signature

Title



Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
__ (m) A copy of the SICP Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



SHERB & CO., LLP

Certified Public Accountants

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

INDEPENDENT AUDITOR'S REPORT

Kevin Herridge, President
Franklin Ross, Inc.
Princeton, NJ

We have audited the accompanying statement of financial condition of Franklin Ross, Inc. as of December 31, 2006, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Franklin Ross, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP
Certified Public Accountants

New York, New York
February 20, 2007

Franklin Ross, Inc.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$ 64,036
Prepaid asset	1,300
Commissions receivable	257,397
Shareholder loan receivable	3,822
Deposit with clearing organization	80,526
Deposit	17,980
Advances receivable - brokers (less allowance for doubtful accounts of $26,737)	8,492
Total current assets	433,553
Property and equipment, net of accumulated depreciation of $193	1,907
Total assets	$ 435,460

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 244,085
Deposit payable	40,000
Installment obligation payable	7,556
Total current liabilities	291,641
Installment obligation payable	3,404
Total liabilities	295,045
Stockholders' equity	
Common stock, $.001 par value, 20,000,000 shares authorized 7,611,664 shares issued and outstanding	7,611
Additional paid-in capital	1,066,201
Accumulated deficit	(933,397)
Total stockholders' equity	140,415
Total liabilities and stockholders' equity	$ 435,460

See accompanying notes to financial statements

Franklin Ross, Inc.
Statement of Operations
December 31, 2006

Revenues:	
Commissions	$ 2,333,393
Fee income	12,998
Other income	462,575
Interest	2,941
Total revenues	2,811,907
Expenses:	
Commissions to agents and representatives	2,244,447
Employee compensation and benefits	276,825
Clearing costs	120,678
Taxes other than federal income tax	18,918
Regulatory fees and expenses	10,025
Professional fees	76,435
Office expenses	32,759
Travel and entertainment	7,433
Postage and shipping	1,253
Telephone and internet	11,308
Depreciation	193
Bad debt expense	26,737
Rent	6,500
Total expenses	2,833,511
Net income	$ (21,604)

See accompanying notes to financial statements

Franklin Ross, Inc.
Statement of Changes in Stockholders' Equity
December 31, 2006

	Common Stock - $.001 Par Value		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance, December 31, 2005	7,611,664	$ 7,611	$ 1,066,201	$ (911,793)	$ 162,019
Net income for the year ended December 31, 2006	-	-	-	(21,604)	(21,604)
Balance, December 31, 2006	7,611,664	$ 7,611	$ 1,066,201	$ (933,397)	$ 140,415

See accompanying notes to financial statements

Franklin Ross, Inc.
Statement of Cash Flows
December 31, 2006

Cash flows from operating activities:		
Net loss	$	(21,604)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		.193
Changes in assets and liabilities:		
(Increase) decrease in:		
Prepaid expense		(1,300)
Shareholder loan receivable		(3,822)
Deposit		(17,980)
Deposit with clearing organization		(30,526)
Commissions receivable		(177,212)
Increase in:		
Deposit payable		40,000
Accounts payable and accrued expenses		148.892
Net cash used by operating activities		(63,359)
Cash flows from investing activities:		
Purchase of property and equipment		(2,100)
Net cash used in investing activities		(2,100)
Cash flows from financing activities:		
Advances receivable - brokers		20,193
Installment obligation payable		10.960
Net cash provided by financing activities		31.153
Net decrease in cash		(34,306)
Cash, beginning of year		98.342
Cash, end of year	$	64.036

Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	-
Cash paid during the year for taxes	$	-

See accompanying notes to financial statements

NOTE 1 - DESCRIPTION OF BUSINESS

Franklin Ross, Inc. (the "Company") was incorporated on June 5, 1997, in the state of Florida and is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

All customer accounts are cleared though Penson Financial Services, Inc and Legent Clearing.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2006.

Revenue Recognition

The Company earns revenue (commissions) from brokerage and trading which are recognized on the day of the trade - trade date basis. The Company also earns revenue from consulting services. Such revenue is recognized as the services are performed.

Revenues are not concentrated in any particular region of the country or with any individual or group.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Income Taxes

The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards Number 109, "Accounting for Income Taxes" ("Statement No. 109"). Under Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those assets or liabilities are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTE 3 –PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	Estimated Useful Life (Years)	
Computers	5	$1,250
Furniture and fixtures	7	600
Equipment	5	250
		2,100
Less: Accumulated depreciation		193
		$1,907

Depreciation expense for the year ended December 31, 2006 was $193.

NOTE 4 – ADVANCES RECEIVABLE – BROKERS

As of December 31, 2006, the Company had advanced $35,229 to certain of its brokers. Management has provided an allowance for doubtful accounts in the amount of $26,737, as a result of a single questionable account. Such amounts are typically repaid out of commission earned by these brokers. These amounts are non-interest bearing and due on demand.

NOTE 5 – INSTALLMENT OBLIGATION

Franklin Ross Inc. and its previous President have executed a Letter of Acceptance, Waiver and Consent ("AWC") for the resolution of charges brought by the NASD's Department of Enforcement in regards to the Private Placement the Company solicited in the years 2003 and 2004. The sanctions agreed to were a $20,000 fine and a ten – business day suspension of the previous President in his principal capacity. In connection with the foregoing, the Company recorded an installment obligation payable of $20,000. At December 31, 2006 the company owed $10,960 to the NASD of which $7,556 is current and $3,404 is long term. The term of the note is 24 months with an interest rate of 11 percent.

NOTE 6 – INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 2006 are as follows:

Deferred tax assets:		
Net operating loss carryforwards	$	341,000
Allowance for doubtful accounts		10,000
Total deferred tax assets		351,000
Less valuation allowance		(351,000)
Net deferred tax assets	$	-

The net change in the valuation allowance during the year ended December 31, 2006 was an increase of approximately $9,000.

The reconciliation of the income tax computed at the U.S. federal statutory rate to income tax expense for the period ended December 31, 2006:

Tax provision (benefit)at statutory rates	(35%)	$	(9,000)
Change in valuation allowance	(35%)		9,000
Net income tax benefit	-%	$	-

FASB No. 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a full valuation allowance at December 31, 2006 is necessary to reduce the deferred tax assets to zero. At December 31, 2006 the Company has available net operating loss carryforwards of approximately $907,000, which expire beginning in the year 2017. The utilization of such net operating loss carry forward may be limited in the event of an ownership change pursuant to IRC Section 382.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $106,914, which was $87,244, in excess of its required net capital of $19,670, which is the greater of the minimum of $5,000 or 6 2/3% of total aggregate indebtedness. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 2.76 to 1.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(i) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

NOTE 8 – Operating Lease

The Company utilizes office space on a month-to-month basis and pays approximately $1,300 per month. The commencement of this office space was in August. Rent expense for the year ended December 31, 2006 was $6,500.

NOTE 9 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

SUPPLEMENTARY INFORMATION

Franklin Ross, Inc.
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2006

Net capital computation:

Total Stockholder's Equity	$	140,415
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		1,300
Fixed assets (net)		1,907
Retainer fee		15,000
Shareholder loan receivable		3,822
Security deposit		2,980
Advances receivable - brokers		8,492
Total non-allowable assets		33,501
Net capital before haircuts on securities positions		106,914
Haircuts on securities		-
Net capital		106,914
Required minimum capital		19,670
Excess net capital	$	87,244

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$	295,045
Total aggregate indebtedness	$	295,045
Ratio of aggregate indebtedness to net capital		2.76 to 1

Reconciliation:

Net capital, per unaudited December 31, 2006 FOCUS report, as filed	$	110,736
Net audit adjustments		(3,822)
Net capital, per December 31, 2006 audited report, as filed	$	106,914

See accompanying notes to financial statements

The Company did not make a computation for determining the reserve requirement to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3 as all customer transactions are cleared through Penson Financial Services Inc. on a fully disclosed basis.

The Company did not supply information relating to the possession or control requirements under Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(i) of Rule 15c3-3 as all customer transactions are cleared through Penson Financial Services Inc. and Legent Clearing on a fully disclosed basis.

ENI



SHERB & CO., LLP

Certified Public Accountants

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Kevin Herridge, President
Franklin Ross, Inc.
Princeton, NJ

In planning and performing our audit of the financial statements and supplemental schedules of Franklin Ross, Inc. for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountants

New York, New York
February 20, 2007